[Letterhead of Breakwater Resources Ltd]



                                                     October 24, 2005


Via Facsimile No. 1-202-772-9368 and EDGAR
------------------------------------------

Ms. Jill S. Davis
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Ms. Davis:

Re:      Responses to Comments of the Staff of
         the Securities and Exchange Commission
         to the Form 40-F for the fiscal year ended
         December 31, 2004 of Breakwater Resources Ltd. (File No. 0-13979)
         -----------------------------------------------------------------

This letter sets out the response of Breakwater Resources Ltd., a corporation organized under the laws of Canada (the "Company"), to the comments of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") contained in the letter dated September 22, 2005 (the "Comment Letter") with respect to the Annual Report on Form 40-F for the fiscal year ended December 31, 2004 (the "Form 40-F"), filed with the Commission on April 1, 2005 via EDGAR. The Company will file an amendment to the Form 40-F (the "Form 40-F/A") following the Staff's review of the responses contained in this letter.

For the convenience of the Staff, we have numbered each of our responses to correspond to the numbered comments in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

FORM 40-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
-----------------------------------------------------

Disclosure Controls and Procedures
----------------------------------

1. We note that you have provided conclusions with respect to your disclosure controls and procedures within 90 days prior to the filing date of the annual report. Please revise your conclusions to indicate whether or not the disclosure controls and procedures were effective as of the end of the period covered by the Form 40-F. Please refer to paragraph 6(b) of General Instruction B to Form 40-F.

         As requested, the Company will revise its conclusions with respect to its disclosure controls and procedures in the Form 40-F/A to state that the Company's disclosure controls and procedures were effective as of the end of the period covered by the Form 40-F by replacing its current disclosure with the following disclosure:

                  As of the end of the period covered by this Form 40-F, the Company conducted an evaluation (under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's chief executive officer and chief financial officer concluded that as of the end of the period covered by this Form 40-F such disclosure controls and procedures were effective.

2. You state that there were no "significant changes" in your "internal controls" or in other factors that could "significantly affect" your controls. Item 308(c) of Regulation S-K requires that you disclose any change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the period covered by the annual report that has "materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting." See also paragraph 4(d) of Regulation S-K, Item 601, Exhibit 31. Please revise your disclosure accordingly.

         As requested, the Company will revise the disclosure in the Form 40-F/A as required by B.6.e of Form 40-F to indicate that no changes have occurred during the period covered by the Form 40-F that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting by replacing the disclosure contained in the Form 40-F with the following disclosure:

                  During the period covered by this Form 40-F, there have been no changes in the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ANNUAL INFORMATION FORM
-----------------------

Interests of Experts, page 57
-----------------------------

3. We note your disclosure that "the partners and staff of Deloitte & Touche LLP and SRK Consulting may beneficially own, directly or indirectly, less than 1% of any class of securities issued by the Company." Please provide us with more details regarding the nature of the financial interests that the partners and staff of Deloitte & Touche LLP may own. Also, explain how the existence of these financial interests is compatible with maintaining the independence of your auditors. Please address paragraph (c)(1)(i) of Rule 2-01 of Regulation S-X in your response.

         The language contained in the Annual Information Form is to comply with the Canadian form requirements under National Instrument 51-102. However, the Company confirms that, based on information provided to the Company by Deloitte & Touche LLP and SRK Consulting, neither Deloitte & Touche LLP nor SRK Consulting beneficially own, directly or indirectly, any securities issued by the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------
OPERATIONS
----------

4. We note your use of the non-GAAP measure, cash provided from operating activities (before changes in non-cash working capital items). Please expand your MD&A discussion to include the non-GAAP financial disclosures for this measure required under CSA Staff Notice 52-306.

         The Company proposes to amend, on a prospective basis, the disclosure in the MD&A. The Company believes that it has currently complied with the spirit of the five recommendations as set out in CSA Staff Notice 52-306 for all its non-GAAP measures except for "cash provided from operating activities (before changes in non-cash working capital items)" which will be amended on a prospective basis. The Company acknowledges that additional explanations may be useful to its shareholders. In particular, the Company will provide further disclosure regarding the non-GAAP measure "cash provided from operating activities (before changes in non-cash working capital items)" including a reconciliation to a GAAP-based measure. The guidelines set forth in the Staff Notice have significant similarities to the U.S. non-GAAP guidelines, but specifically acknowledge that "non-GAAP financial measures may be a useful means of providing investors with additional information to assist them in understanding critical components of an issuer's financial results." This disclosure is not meant as a substitute for GAAP measures and will not be given prominence over GAAP measures. Each time the non-GAAP presentation is made, it will be reconciled to the GAAP financial statements. The disclosure will emphasize that non-GAAP measures may not have a standardized meaning and that they should not be considered in isolation or as a substitute for GAAP-based measures.

FINANCIAL STATEMENTS
--------------------

Consolidated Statements of Cash Flows
-------------------------------------

5. We note in your reconciliation of net earnings to net cash provided by operating activities that you present a subtotal above total net cash provided by operating activities. We note the Illustrative example in CICA 1540, and that the subtotal presented does not include net income; rather the presentation only includes "items not affecting cash." Support your disclosure of these subtotals under Canadian GAAP as there does not appear to be a provision within CICA 1540 for this presentation.

         On a prospective basis, the Company will prepare its consolidated statements of cash flows with the "items not affecting cash" subtotaled to exclude net income as per the illustrative example in CICA Handbook
         Section 1540.

Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------

Revenue Recognition and Receivables
-----------------------------------

6. We understand that you recognize revenue following the transfer of title and risk of metal concentrate and the determination of the final settlement price in accordance with the contractual arrangements with customers. Please provide us with the details of the facts and circumstances surrounding your provisionally-priced contracts. Explain to us how these facts and circumstances impact the manner by which you recognize revenue for these contracts. For US GAAP refer also to SAB Topic 13 and Topic VII of the September 25, 2002 AICPA SEC Regulations Committee meeting highlights.
         (http://www.aicpa.org/download/belt/2002_09_25_highlights.pdf).

         The Company's accounting policy for revenue recognition is in accordance with both Canadian and U.S. GAAP. CICA Handbook Section 3400-Revenue Recognition, paragraph 7, states that in order for revenue to be recognized "reasonable assurance exists regarding the measurement of the consideration that will be derived from the sale of goods". Furthermore, EIC 141 - Revenue Recognition, which is consistent with SAB 101, requires that "a sellers price to the buyer is fixed or determinable" if revenue is to be recognised. The final contract prices are normally computed using the average metal prices for a specified period on the date determined by the contract. As the time lag could be several months between the date of shipment and the date the final prices are determined, the metal prices may have fluctuated significantly; thus, determination of the final prices only occurs following the specified period set out in the contracts, not at the date of shipment. Given the uncertainty regarding the measurement of the final consideration, as stated in the Company's accounting policy, the Company does not recognise revenue for provisionally priced contracts. In light of the Company's accounting policy, the issues raised in SAB Topic 13 and Topic VII of September 2002 do not apply.

         All funds received from provisional payments, which are based on estimated quantities and current metal prices, are recorded as a liability until the three components of the Company's revenue recognition policy, transfer of title, transfer of risk and determination of final price have been satisfied.

Note 2 - Acquisition of Boliden Westmin (Canada) Limited
--------------------------------------------------------

7. Please clarify, if true, that the net assets were allocated based on their fair value. Please explain how you determined fair value and why no goodwill resulted from this transaction.

         The allocation of the purchase price ascribed to the assets and liabilities acquired were based on their estimated fair market values. The Company followed CICA Handbook Section 1581-Business Combinations paragraph 42 in determining fair values. Where an estimated fair value was not easily determinable, the Company contracted a third party to determine the estimated fair value. Third parties were used in the determination of fair values for fixed assets and employee future benefits.

         The fair value of the mineral properties was computed using a discounted cash flow analysis using proven and probable reserves.

         Quoted market prices were used for the Company's short-term investments and long-term investments.

         The asset retirement obligations were calculated in accordance with CICA Handbook Section 3110- Asset Retirement Obligations.

         All other assets and liabilities (namely accounts receivable, inventories, prepaid expenses, accounts payable and accrued liabilities) were assessed as approximating their fair values due to their short-term nature.

         Fair value adjustments to the seller's historic carrying values were made for short-term investments, long-term investments, mineral properties and fixed assets, and employee future benefits. The residual purchase price discrepancy was calculated to be an immaterial amount of negative goodwill, which was recorded as a reduction of mineral properties and fixed assets pursuant to the requirements of CICA 1581 paragraph 50.

8. We note your disclosure in Note 6 that the long term investment was valued at cost. Please explain why the fair market value of the investment was $8 million at December 31, 2004 as compared to the cost of the investment of $5.4 million.

         The fair market value of the Company's long-term investment Taseko Mines Limited, a publicly traded company, at the date of acquisition was determined based on the conversion value of the debentures acquired. The fair value of the debentures at the date of acquisition (July 23, 2004) was $5.4 million, which became the carrying value of the investment, post-acquisition. The increase in the fair value from the date of acquisition to $8 million at December 31, 2004 was the result of an increase in the common share price of Taseko Mines Limited from $1.45 per common share at July 23, 2004 to $2.08 per common share at December 31, 2004. Under Canadian GAAP, investments for which there is no significant influence are recorded at cost and not marked to market.

Note 9 - Royalty Obligation
---------------------------

9. We note that in December 2004, you entered into a Royalty Agreement with Red Mile whereby you sold a "Basic Royalty" on a portion of the payable zinc production, over the life of the Myra Falls mine. Please address each of the following:

         o Provide us with more details regarding the terms of the Basic Royalty Agreement.

              a. The Company has an obligation to pay a basic royalty on a portion of the expected annual zinc production from the Myra Falls mine based on a per pound amount rate. The per pound basic royalty rate is set to ensure that a minimum total annual basic royalty is payable, on the assumption that production targets are met. (See discussion below if production targets are not met)
              b. The basic royalty shall terminate on (A) the later of (i) December 31, 2014 and (ii) five years after the last production from the mine; or (B) if the Company exercises its call option. Under certain circumstances, the Company has the right, by way of a call option to acquire the partnership units of Red Mile for the lower of market value or for the outstanding amount of the promissory note.
              c. The Company used a majority of the funds received from the sale of the royalty to purchase an interest bearing promissory note. The proceeds from the interest earned on the promissory note will be used to make the expected basic royalty payments over the first five years of the agreement. Over the second five years of the agreement, the proceeds from the interest earned on the promissory note and a portion of the principal of the promissory note will be used to pay the expected total basic royalty payments.

         o Please explain your relationship with Red Mile. In this regard, specifically address whether this relationship influenced the negotiation of your right to acquire the partnership units of Red Mile under certain circumstances.

              The Company and Red Mile are arm's length parties. Red Mile is not considered a related party as there are no equity or other ownership interests that create control, either directly or indirectly, joint control or significant influence. Accordingly, there was no relationship with Red Mile that influenced the negotiations of the Company's right to acquire the partnership units of Red Mile through the call option.

         o Please explain how the amount of the cash received upon inception of the agreement was derived.

              The cash received in respect of the royalty transaction between the Company and Red Mile was a negotiated amount arrived at between arm's length parties. The royalty is a gross royalty computed as an amount per pound of payable zinc extracted from the mine at Myra Falls. The amount must be representative of the fair market value for Canadian income tax purposes and such value is determined by having regard to the amount of ore in place at the mine, the amount expected to be extracted annually pursuant to a mining plan and the reasonableness of the assumptions underlying the mining plan. Red Mile obtained a report regarding the reasonableness of the assumptions and related matters from an independent engineering firm. The Company secured its obligation to pay the royalty by depositing funds with an independent licensed trust company. The deposit is a security arrangement only and the royalty is payable only from, and if, ore is extracted from the mine.

         o Please explain the impact on the Agreement with Red Mile if the production levels anticipated upon inception of the Agreement are not reached.

              During the royalty period, if the estimated production levels are not met the basic royalty rate for the subsequent royalty period shall be increased to make up the shortfall in the total basic royalty payable.

              The royalty buyer is at risk if the mine were to close permanently.

              o Please address how the escalation of the fixed amounts per pound of payable zinc produced impacts your accounting over the duration of the agreement.

              The Royalty Obligation was accounted for as a loan with a fixed discount rate, in accordance with EITF 88-18 - Sales of Future Revenues under both Canadian and US GAAP.

              (a)  Years 1 to 5:

                   In years one to five of the agreement, the total basic royalty payable each year (if expected production levels are met) would be equal amounts. The per pound royalty rate was set for each year such that when applied to the expected but variable production levels it would result in the same total basic royalty each year. The basic royalty payable, whether production targets are met or not, would be booked as interest expense in the income statement. The implied interest rate is 6% of the Royalty Obligation on the balance sheet.

              (b)  Years 6 to 10:

                   During years six to ten, the per pound basic royalty rate escalates to include a partial repayment of the Royalty Obligation (debit to Royalty Obligation on the balance sheet) as well as the interest component (interest expense in the income statement). At the end of year 10, the Company expects the Royalty Obligation to be at 92% of the original amount. The Company, at that time, will have the option to repurchase the basic royalty pursuant to a call option at the lower of
                   (A) fair value or (B) the 92% balance of the Royalty Obligation. The repurchase will be completed by utilizing the funds from the promissory note. The escalating fixed royalty rates impact the amount of the payments to Red Mile and therefore the amortization of the loan.

         o    Please explain how you accounted for your right to purchase Red
              Mile.

              The Company assigned no value to the right to purchase Red Mile, as the valuation of the right or option indicated no material value was attributable to the option. The minimal value ascribed to the right arises from the relatively high strike price of 92% of the original royalty amount and the fact that the mine is not expected to have many years of production remaining at maturity. The life of the mine, based on current proven and probable reserves, is estimated to be 6 years and the right to acquire Red Mile does not arise until after the 10 year duration of the basic royalty has expired.

Note 12 - Capital Stock
-----------------------

10. Please explain why no value was ascribed to the warrants issued in connection with your 2001 debt restructurings under both Canadian and US GAAP. Indicate the accounting guidance you relied on to form your conclusions.

         The Company did not ascribe any value to the warrants issued in connection with the 2001 debt restructuring under Canadian and US GAAP.

         At the time of their issuance, it was determined that the warrants had nominal value because at that date, the Company was experiencing very significant liquidity and cash flow difficulties, and the Company's continuation as a going concern was severely threatened. The Company's consolidated financial statements for the year ended December 31, 2001 included a going concern note which outlined these issues. Furthermore, from a Canadian GAAP perspective, the agreement to issue such warrants was finalized in 2001, prior to the adoption of by the Company of CICA Handbook s.3870 - Stock-based Compensation and Other Stock-based Payments which became effective for fiscal years beginning on January 1, 2002. Prior to this effective date, Canadian GAAP did not specify the basis of accounting for stock-based payments.

         Under US GAAP, APB 14 - Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants paragraphs 15 and 16 states:

         "... the proceeds from the sale of debt with stock purchase warrants should be allocated to the two elements for accounting purposes. This agreement results from the separability of the debt and the warrants. The availability of objective values in many instances is also a factor. There is agreement that the allocation should be based on the relative fair values of the debt security without the warrants and of the warrants themselves at time of issuance....

         The Board is of the opinion that the portion of the proceeds of debt securities issued with detachable stock purchase warrants which is allocable to the warrants should be accounted for as paid-in capital. The allocation should be based on the relative fair values of the two securities at time of issuance. Any resulting discount or premium on the debt securities should be accounted for as such."

         Having reviewed the appropriate US GAAP literature, the Company made the determination that as the fair values of the warrants would have a minimal value, if any, no value was ascribed to the warrants.

In connection with this response letter, the Company hereby confirms and acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comments of the Staff. Please telephone Richard Godfrey, Chief Financial Officer or the undersigned both at 416-363-4798 if you have any questions or need additional information.

                                                     Yours very truly,

                                                     /s/ PRIYA PATIL

                                                     Priya Patil
                                                     Corporate Counsel


cc:  Regina Balderas (Securities and Exchange Commission)
     Richard R. Godfrey (Breakwater Resources Ltd. - Chief Financial Officer)